September 3, 2024

Matthew Crawford
Chairman, Chief Executive Officer and President
Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, OH 44124

       Re: Park-Ohio Holdings Corp.
           Definitive Proxy Statement on Schedule 14A
           Filed April 17, 2024
           File No. 000-03134
Dear Matthew Crawford:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Table, page 28

1. We note that you have included net income (loss) attributable to shareholders in column
       (h) of your pay versus performance table in lieu of net income as required by Item
       402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial
       performance, so long as any additional disclosure is    clearly
identified as supplemental,
       not misleading, and not presented with greater prominence than the required disclosure.
       See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134
       (September 8, 2022)] at Section II.F.3.
2. Refer to the reconciliation tables in footnote 2 in your pay versus performance table. It is
       unclear what amounts are reflected in the row titled    year-over-year
change in fair value
 September 3, 2024
Page 2

       of equity awards granted in prior years that vested in the covered year. Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting
       date, not the    year-over-year    change in value. Please ensure that
your table descriptions
       reflect the amounts used to calculate compensation actually paid. Refer to Item
       402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Laura Nicholson at 202-551-
3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program